Exhibit 99.4

Vision Marine Partners with Tourism Quebec and Transport Canada Providing Electric Boats

Montreal, Canada, Dec. 09, 2020 (GLOBE NEWSWIRE) -- NewMediaWire  -- Vision Marine Technologies, Inc., (NASDAQ: VMAR) ("Vision" or the "Company"), the leading provider of electric technology in the design and manufacture of the first fully electric powertrain outboard motor (E-Motion) and electric power boats, announced today a partnership with Tourism Quebec and Transport Canada for what is referred to as the Haut-Richelieu project. Under the agreement for this project, Vision will provide up to 15 electric boats for rental and water taxi operations along a 30 km section of waterways near the city of Montreal. Vision has received an initial deposit to commence the start of the process of building the electric boats for delivery by Spring 2021.

The Company believes that if they deliver all 15 electric boats, the Haut-Richelieu project will become the largest electric boat operation in Canada. The project has a mandate to ensure the development and promotion of tourism by providing an ecofriendly solution to boating throughout the Richelieu River waterways.

Christian Desautels, General Manager of the Haut-Richelieu project, stated, "A unique rental and water taxi operation with nautical lookouts at strategic locations on the Richelieu river from Noyan to Saint-Jean-sur-Richelieu. The 30 km circuit will include 15 stopovers for discovery, accommodations, and outdoor activities. This ecofriendly and highly touristic operation is our main development and growth site in the Quebec province. Our goal is to democratize the waterways access for all citizens. Vision Marine Technologies is our first and main partner for this project."

Alex Mongeon, Co-Founder and Chief Executive Officer, stated, "We are excited to be the main provider of fully electric power boats to the province of Quebec and the development of this initial project. We look forward to further developing a strong partnership in Quebec and throughout Canada with Transport Canada."

About Vision Marine Technologies

Vision Marine Technologies, Inc., strives to change and be a contributing factor in fighting the problem of waterway pollution by disrupting the boating industry with electric power, contributing to zero pollution, zero emission, wave less water, and a noiseless environment.

Our flagship outboard powertrain (E-Motion) is the first fully electric outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our E-Motion technology used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance.

Vision continues to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly, electric recreational powerboats to recreational customers.

The design and technology applied to our boats results in far greater and enhanced performance, higher speeds, and longer range. Simply stated, a smoother ride than a traditional ICE motorboat.

Forward-Looking Statements

The statements contained in this press release that are not historical facts are forward-looking statements. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are different to predict or quantify. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are beyond Vision's control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision's filings with the SEC, including its registration statement on Form F-1, as amended from time to time, under the caption "Risk Factors." Any forward-looking statement in this press release speaks only as of the date of this release. Vision undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

For further information, please contact:
Bruce Nurse, Investor Relations
(800) 871-4274
bn@v-mti.com
https://visionmarinetechnologies.com